Exhibit 1

Grown Rogue Closes USD$2.0M Convertible Debenture Financing

Medford, Oregon, December 5, 2022 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, is pleased to announce it has closed a non-brokered private placement of convertible debentures (the “Convertible Debentures”) with an aggregate principal amount of USD$2.0M. The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The principal use of funds will be to accelerate expansion efforts and for general corporate purposes.

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”) at a conversion price of $0.20 CAD. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the “Purchasers”) an aggregate of 6,716,499 warrants (the “Warrants”), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three (3) years from issuance into Common Shares at an exercise price of $0.25 CAD per Common Share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is $0.40 CAD or higher for a period of 10 consecutive trading days.

“This financing was led by Mindset Capital, a private investment firm that has been focusing on the cannabis industry and is aligned with our strategy to become a leading craft cannabis producer,” said Obie Strickler, Grown Rogue’s Chief Executive Officer. “The debt converts at an approximate 43% premium to current share price and bears 9% interest, which we believe are fantastic terms in current market conditions. This financing allows us to continue expansion efforts while fulfilling all our current obligations,” continued Mr. Strickler.

“Grown Rogue has demonstrated operational excellence and the ability to grow and sell high quality cannabis in the toughest, most competitive markets while expanding market share and generating free cash flow,” said Aaron Edelheit, CEO of Mindset Capital. “I’m excited to provide capital that will enable the company to not only grow into its existing footprint, but also to bring additional markets online as well.”

The Convertible Debentures and Warrants issued pursuant to the private placement are subject to a statutory hold period of four months and one day from the closing date.

Insiders of the Company invested $0.05M in the Convertible Debentures. The Company has relied on the exemptions from the valuation and minority shareholder approval requirements under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) contained in section 5.5(b) and 5.7(a) of MI 61-101 in respect of such insider participation.

The Convertible Debentures and Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be reoffered or resold in the United States absent registration or an applicable exemption from the registration requirements.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan. Grown Rogue’s strategy is built to win now and in the future, as we profitably deliver craft cannabis at appropriate scale while continually scaling our sungrown capabilities to support eventual interstate commerce. Our mission is to bring low cost, high quality, craft cannabis from the amazing terroir and legacy of Oregon’s Rogue Valley to consumers nationwide.

About Mindset Capital

Mindset Capital is a private investment firm that focuses on small to medium sized companies that are often underfollowed, misunderstood and/or undergoing change that isn’t being appreciated by other investors.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk

Inquiries

invest@grownrogue.com

(458) 226-2100

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